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                             January 12, 2024

       Michael Goldberg
       Liquidation Trustee
       Woodbridge Liquidation Trust
       201 N.Brand Blvd Suite M
       Glendale, CA. 91203

                                                        Re: Woodbridge
Liquidation Trust
                                                            Form 10-K for the
year ended June 30, 2023
                                                            Filed on September
28, 2023
                                                            File No. 000-56115

       Dear Michael Goldberg:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended June 30, 2023

       Exhibit 31.1, page 1

   1. We note the certification filed with your Form 10-K does not refer to internal control over financial reporting in
the introductory language in paragraph 4 and omits paragraph 4(b).
                                                        This also appears to be
the case with the certification filed with your Form 10-Q for the period ended September
30, 2023. Please amend your reports to ensure all certifications filed with your
exchange act reports conform exactly to the language set forth in
                                                        Exchange Act Rule
13a-14(a).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
       you have questions regarding comments on the financial statements and related matters.
 Michael Goldberg
Woodbridge Liquidation Trust
January 12, 2024
Page 2


FirstName LastNameMichael Goldberg          Sincerely,
Comapany NameWoodbridge Liquidation Trust
                                            Division of Corporation Finance
January 12, 2024 Page 2                     Office of Real Estate &
Construction
FirstName LastName